Exhibit 99.1

Press Release

Sanofi completes acquisition of Provention Bio, Inc.

Paris, April 27 2023. Sanofi announced today the completion of its acquisition of Provention Bio, Inc. (“Provention Bio”). The acquisition adds TZIELD (teplizumab-mzwv), an innovative, fully owned, first-in-class therapy in type 1 diabetes to Sanofi’s core asset portfolio in General Medicines and further drives its strategic shift toward products with a differentiated profile.

Olivier Charmeil

Executive Vice President, General Medicines, Sanofi

“We are excited to finalize our acquisition of Provention Bio, Inc. This strategic fit for Sanofi lies at the intersection of our growth in immune-mediated diseases and disease-modifying therapies in areas of high unmet need.”

On November 17, 2022 the U.S. Food and Drug Administration approved TZIELD injection to delay the onset of stage 3 type 1 diabetes in adults and pediatric patients 8 years and older who currently have stage 2 type 1 diabetes.

The tender offer for all of the outstanding shares of Provention Bio common stock expired at one minute after 11:59 P.M., Eastern Time, on Wednesday, April 26, 2023. The minimum tender condition and all of the other conditions to the offer have been satisfied and on April 27, 2023, Sanofi accepted for payment and will promptly pay for all shares validly tendered and not validly withdrawn.

Following its acceptance of the tendered shares, Sanofi completed its acquisition of Provention Bio through the merger of a wholly owned subsidiary of Sanofi with and into Provention Bio, pursuant to Section 251(h) of the General Corporation Law of the State of Delaware, with Provention Bio continuing as the surviving corporation and becoming an indirect, wholly owned subsidiary of Sanofi.

In connection with the merger, all Provention Bio shares not validly tendered in the tender offer have been converted into the right to receive the same $25.00 per share in cash, without interest thereon and net of any applicable withholding taxes, that would have been paid had such shares been validly tendered in the tender offer.

As of April 27, 2023, Provention Bio common stock will cease to be traded on the NASDAQ Global Select Stock Market.

PJT Partners acted as exclusive financial advisor to Sanofi and Weil, Gotshal & Manges LLP acted as its legal counsel. BofA Securities, Inc. and Centerview Partners LLC acted as financial advisors to Provention Bio and Ropes & Gray LLP acted as its legal counsel.

What is TZIELD™ (teplizumab-mzwv)?

TZIELD is a prescription medicine used to delay the onset of Stage 3 type 1 diabetes, which is when your body can’t make enough insulin on its own and may require insulin injections. TZIELD is for adults and children 8 years of age and older who have Stage 2 type 1 diabetes. This means they have tested positive for 2 or more type 1 diabetes-related autoantibodies, have abnormal blood sugar levels, and do not have type 2 diabetes. It is not known if TZIELD is safe and effective in children under 8 years of age.

IMPORTANT SAFETY INFORMATION

What is the most important information I should know about TZIELD?

TZIELD may cause serious side effects, including:

•	Cytokine Release Syndrome (CRS). Signs and symptoms of CRS problems may include:

• fever	• feeling tired (fatigue)	• muscle and joint pain
• nausea	• headache	• increased liver enzyme in your blood

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These signs and symptoms may start during the first 5 days of TZIELD treatment. Tell your healthcare provider right away if you develop any signs and symptoms of CRS during treatment with TZIELD.

•

Decrease in white blood cells. TZIELD may cause a decrease in a type of white blood cell called lymphocytes. A decrease in white blood cells is a serious, but common side effect that can affect your body’s ability to fight infections.

Your healthcare provider will do blood tests to check your liver and your complete blood counts before you start treatment and during treatment with TZIELD. During and after your treatment with TZIELD, your healthcare provider will check for serious side effects, as well as other side effects, and treat you as needed. Your healthcare provider may temporarily or completely stop your treatment with TZIELD, if you develop liver problems, have a serious infection, or if your blood counts stay too low.

Before or after receiving TZIELD, tell your healthcare provider about all your medical conditions, including if you:

•	have a serious infection or an infection that does not go away or that keeps coming back.

•

have recently received or are scheduled to receive an immunization (vaccine). TZIELD may affect how well a vaccine works. Tell your healthcare provider that you are receiving treatment with TZIELD before receiving a vaccine.

•	are pregnant or plan to become pregnant. TZIELD may harm your unborn baby. Do not receive TZIELD during pregnancy and at least 30 days before a planned pregnancy.

•

are breastfeeding or plan to breast feed. It is not known if TZIELD passes into your breast milk and if it can harm your baby. Talk to your healthcare provider about the best way to feed your baby if you receive TZIELD. If you are breastfeeding, you may consider pumping and throwing away your breast milk during treatment with TZIELD and for 20 days after receiving TZIELD treatment.

Tell your healthcare provider about all the medicines you take, including prescription and over-the-counter medicines, vitamins, and herbal supplements.

What are the possible side effects of TZIELD?

The most common side effects of TZIELD include:

•	rash

•	leukopenia (decrease in white blood cell counts)

•	headache

These are not all of the possible side effects of TZIELD. For more information, ask your healthcare provider or pharmacist. You may report side effects to the FDA at www.fda.gov/medwatch or 1-800-FDA-1088, or to Provention Bio at 1-844-778-2246.

Please see Medication Guide and Prescribing Information.

Talk to your doctor about TZIELD.

About Sanofi

We are an innovative global healthcare company, driven by one purpose: we chase the miracles of science to improve people’s lives. Our team, across some 100 countries, is dedicated to transforming the practice of medicine by working to turn the impossible into the possible. We provide potentially life-changing treatment options and life-saving vaccine protection to millions of people globally, while putting sustainability and social responsibility at the center of our ambitions.

Sanofi is listed on EURONEXT: SAN and NASDAQ: SNY

Media Relations

Sandrine Guendoul | + 33 6 25 09 14 25 | sandrine.guendoul@sanofi.com

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Evan Berland | +1 215 432 0234 | evan.berland@sanofi.com

Nicolas Obrist | + 33 6 77 21 27 55 | nicolas.obrist@sanofi.com

Victor Rouault | + 33 6 70 93 71 40 | victor.rouault@sanofi.com

Investor Relations

Eva Schaefer-Jansen | + 33 7 86 80 56 39 | eva.schaefer-jansen@sanofi.com

Arnaud Delépine | + 33 6 73 69 36 93 | arnaud.delepine@sanofi.com

Corentine Driancourt | + 33 6 40 56 92 21 | corentine.driancourt@sanofi.com

Felix Lauscher | + 1 908 612 7239 | felix.lauscher@sanofi.com

Tarik Elgoutni| + 1 617 710 3587 | tarik.elgoutni@sanofi.com

Nathalie Pham | + 33 7 85 93 30 17 | nathalie.pham@sanofi.com

Sanofi Forward-Looking Statements

This press release contains forward-looking statements. Forward-looking statements are statements that are not historical facts. These statements may include projections and estimates regarding the marketing and other potential of the product, or regarding potential future revenues from the product, and their underlying assumptions, statements regarding plans, objectives, intentions and expectations with respect to future financial results, events, operations, services, product development and potential, and statements regarding future performance. Forward-looking statements are generally identified by the words “expects”, “anticipates”, “believes”, “will be”, “intends”, “estimates”, “plans” and similar expressions. Although Sanofi’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Sanofi, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forwardlooking information and statements. These risks and uncertainties include among other things, unexpected regulatory actions or delays, or government regulation generally, that could affect the availability or commercial potential of the product, the fact that product may not be commercially successful and other risks associated with executing business combination transactions, such as the risk that the businesses will not be integrated successfully, that such integration may be more difficult, time-consuming or costly than expected or that the expected benefits of the acquisition will not be realized, as well as other risks related to Sanofi’s business, including the uncertainties inherent in research and development, including future clinical data and analysis of existing clinical data relating to the product, including post marketing, unexpected safety, quality or manufacturing issues, competition in general, risks associated with intellectual property and any related future litigation and the ultimate outcome of such litigation, and volatile economic and market conditions, and the impact that pandemics or other global crises may have on us, our customers, suppliers, vendors, and other business partners, and the financial condition of any one of them, as well as on our employees and on the global economy as a whole. The risks and uncertainties also include the uncertainties discussed or identified in the public filings with the SEC and the AMF made by Sanofi, including those listed under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in Sanofi’s annual report on Form 20-F for the year ended December 31, 2022. Other than as required by applicable law, Sanofi does not undertake any obligation to update or revise any forward-looking information or statements.

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